SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                             ____________________

                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                AUTOLIV, INC.
            ------------------------------------------------------
            (Exact Name of Registrant as Specified in Its Charter)

                      Delaware                               51-037854
     ---------------------------------------             -------------------
    (State of Incorporation or Organization)                (IRS Employer
                                                         Identification No.)
     World Trade Center
     Klarabergsviadukten 70
     S-107 24 Stockholm
     Sweden
     -----------------------------------------------------------------------
      (Address of principal executive offices)              (Zip Code)

     If this Form relates to the             If this Form relates to
     registration of a class of debt         the registration of a class
     securities and is effective upon        of debt securities and is to
     filing pursuant to General              become effective simulta-
     Instruction A(c)(1) please check        neously with the effective-
     the following box.  ( )                 ness of a concurrent regis
                                             tration statement under the
                                             Securities Act of 1933
                                             pursuant to General
                                             Instruction A(c)(2) please
                                             check the following box.  ( )

     Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of Each Exchange
         Title of Each Class                 on which Each Class is
         to be so Registered                 to be Registered
         -------------------                 -----------------------------
         Preferred Stock Purchase            New York Stock Exchange, Inc.
           Rights

     Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)
                                ----------------
                                     50526


        ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

                  On August 5, 1997 the Board of Directors (the "Board") of Autoliv, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on November 6, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), at a Purchase Price of $150, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent.

                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or (ii) ten days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

                  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

                  The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on December 4, 2007, unless such date is extended or the Rights are earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company.

                  For example, at an exercise price of $150 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $300 worth of Common Stock (or other consideration, as noted above) for $150. Assuming that the Common Stock had a per share value of $75 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $150.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                  At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

                  Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen a time period relating to when the Rights may be redeemed may be made at such time as the Rights are not redeemable.

                  As of August 5, 1997, there were approximately 101 million shares of Common Stock of the Company outstanding. As of August 5, 1997, options to purchase 2,250,000 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on November 6, 1997, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans, upon the exercise, conversion or exchange of certain securities of the Company, or as the Board deems necessary or appropriate. 1,060,000 Shares of Series A Preferred Stock are initially reserved for issuance upon exercise of the Rights.

                  The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable into Common Stock having a value of two times the exercise price unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

                  The Rights Agreement, dated as of December 4, 1997, between the Company and First Chicago Trust Company of New York as Rights Agent, specifying the terms of the Rights and including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Preferred Stock as an exhibit thereto, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


        ITEM 2.   EXHIBITS.

             1    Restated Certificate of Incorporation*

             2    Restated By-laws*

             3 Rights Agreement, dated as of December 4, 1997, between Autoliv, Inc. and First Chicago Trust Company of New York, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $1.00 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


            ----------------------
                     * Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-23813).


                                SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

        Dated:  December 4, 1997      Autoliv, Inc.

                                      By:/s/ Gunnar Bark
                                         Name:  Gunnar Bark
                                         Title: Chairman and CEO


                                EXHIBIT INDEX

     Exhibit      Description

        1         Restated Certificate of Incorporation*

        2         Restated By-laws*

        3 Rights Agreement, dated as of December 4, 1997, between Autoliv, Inc. and First Chicago Trust Company of New York, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $1.00 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit
                  C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


              --------------------------
                  *    Incorporated by reference to the Company's
                       Registration Statement on Form S-4 (File No.
                       333-23813).